FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or “the Company”)
800 – 333 Seymour Street
Vancouver, BC V6B 5A6

Item 2.	Date of Material Change

July 2, 2015

Item 3.	News Release

A news release with respect to this material change report was issued by Great Panther on July 2, 2015 through the services of CNW Group and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On July 2, 2015, Great Panther provided an update on its diamond drilling programs for the second half of 2015.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated July 2, 2015.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Robert Archer
President & CEO
1-888-355-1766

Item 9.	Date of Report

July 3, 2015.

July 2, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER PROVIDES UPDATE ON 2015 DRILLING PROGRAMS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”, the “Company") provides an update on its diamond drilling programs for the second half of 2015. Approximately 21,800 metres of drilling are planned for the Guanajuato Mine Complex, the Guadalupe de los Reyes (“GDLR”) Project in Mexico, and the Coricancha Mine Complex in Peru. Including the latter two new projects, total metres of drilling for 2015 are expected to be approximately 29,700 metres, compared to the Company’s previous guidance of 19,000 metres.

“With the Cangold acquisition complete and the Coricancha option initiated, the primary objective of our first drilling campaigns on these projects is to further define and expand zones of higher grade mineralization, upon which we can base new resource estimates,” stated Robert Archer, President & CEO. “Beyond that, the plans for GDLR include a revised Preliminary Economic Assessment in 2016 and, at Coricancha, we will evaluate plans for future mine development and start-up. The GDLR and Coricancha work programs are forecasted to cost approximately $4 million. While these are easily fundable from our existing cash position, our reported results to date for 2015 showed good cash generation from our operations and, ultimately, it is our goal to fund these projects from cash flow and not use our current working capital or the recently announced credit facility."

The Company continues to drill underground at the Guanajuato Mine Complex, with 8,900 metres planned for the balance of the year to refine resources at depth on the Cata, Los Pozos, San Cayetano, Guanajuatito and Valenciana zones at the Guanajuato Mine, and on the Intermediate and Melladito zones at the San Ignacio satellite mine. Also at San Ignacio, a permit application has been filed for a 2,200 metre, 16-hole surface drilling program to upgrade the classification of the resource estimate and test the strike extension of high grade silver-gold mineralization discovered in the fourth quarter of 2014.

The GDLR gold-silver project, in Sinaloa State, is held under an option from Vista Gold through Great Panther’s recent acquisition of Cangold Limited. Cleaning of old underground workings for mapping and sampling will commence within the next month and a permit application has been filed for a 5,200 metre, 37-hole, surface drill program. As the previous resource estimate was predicated on an open pit mining scenario, Great Panther is targeting higher grade veins with the intention of revising the geological model and resource estimate in line with a combined underground/open pit mining scenario. Portions of the Guadalupe and San Miguel veins appear to have the best potential for underground mining and will be targeted first. Provided that permits are received in a timely fashion, the resource estimate should be complete by year-end.

At the Coricancha Mine Complex, 90 kilometres east of Lima, gold-silver-lead-zinc-copper mineralization (approximately 80% gold and silver) occurs as massive sulphide veins. As the topography is steep, most of the upcoming drilling will be conducted from existing underground workings. Higher grade areas will be targeted first in order to test the viability of these areas to support a renewed mining effort at prevailing metal prices. While the mine has been on care and maintenance since August 2013, it has fully permitted and operational 600 tonne per day flotation and BIOX® bio-leach plants that could be re-started fairly quickly once a new resource model and mine plan have been generated and pre-production mine development has been completed. The upcoming underground drilling will comprise approximately 8,800 metres in 53 holes and should commence in August. Ten holes comprising 2,400 metres will also be drilled from surface, pending permitting. Of the 11,200 metre total, approximately 5,500 metres is planned for 2015. Geological mapping and sampling will be conducted coincidently with the drilling, with the combined program continuing into the first quarter of 2016.

With a strengthened drill budget, Great Panther’s exploration team will be busy advancing our new and existing projects and providing better definition to guide the current mining effort at Guanajuato and San Ignacio. The latter continues to make a major contribution towards production at the Guanajuato Mine Complex and significant exploration potential remains on the property. The goal at both GDLR and Coricancha is to advance both projects towards a production decision by 2017.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., Vice President of Exploration and the Qualified Person (QP) for the Company under the meaning of NI 43-101.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Recently, the Company signed a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, now holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico.

Robert Archer
President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact: Spiros Cacos

Director Investor Relations
Toll free: 1 888 355 1766
Tel: +1 604 638 8955
scacos@greatpanther.com
www.greatpanther.com